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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

HIGHLIGHTS

•     Embraer delivered 11 commercial jets and 11 executive jets (8 light / 3 large) in 1Q19;

•     The Company’s firm order backlog at the end of 1Q19 was US$ 16 billion considering all deliveries as well as firm orders obtained during the period;

•     EBIT and EBITDA in 1Q19 were US$ (15.2) million and US$ 30.9 million, respectively, yielding EBIT margin of -1.8% and EBITDA margin of 3.8%. This compares to EBIT of US$ (5.3) million (-0.6% EBIT margin) and EBITDA of US$ 57.8 million (6.0% EBITDA margin) in 1Q18;

•     1Q19 Net loss attributable to Embraer shareholders and Loss per ADS were US$ (42.5) million and US$ (0.23), respectively. Adjusted net loss (excluding deferred income tax and social contribution) for 1Q19 was US$ (61.8) million, with Adjusted loss per ADS of US$ (0.34). Embraer reported adjusted net loss in 1Q18 of US$ (60.5) million, for an adjusted loss per ADS of US$ (0.33) in the quarter;

•     Embraer reported Free cash flow of US$ (665.3) million in 1Q19, compared to free cash flow of US$ (435.2) million reported in 1Q18. The Company finished the quarter with total cash of US$ 2,483.4 million and total debt of US$ 3,587.1 million, yielding a net debt position of US$ 1,103.7 million versus net debt of US$ 439.9 million at the end of 2018;

•     The Company’s shareholders approved the proposed strategic partnership between Boeing and Embraer during an Extraordinary General Shareholders’ Meeting on February 26, 2019. At the meeting, 96.8% of all valid votes were in favor of the transaction, with participation of roughly 67% of all outstanding shares;

•     The closing of the transaction between Boeing and Embraer remains subject to obtaining regulatory approvals and the satisfaction of other customary closing conditions, expected by the end of 2019;

•     The Company reaffirms all aspects of its 2019 financial and deliveries guidance.

Main financial indicators1

1 Adjusted Net Income (loss) is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period, in addition to adjusting for non-recurring items. Under IFRS for Embraer’s Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of changes in the Real to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles, and PP&E). The taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are presented in the consolidated Cash Flow statement, under Deferred income tax and social contribution, which was US$ (23.5) million in 1Q18, US$ (19.3) million in 1Q19 and US$ (40.9) million in 4Q18. Adjusted Net Income (loss) also excludes the net after-tax special items of US$ 61.3 million in 4Q18. There were no special items recognized in 1Q18 or 1Q19.

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São Paulo, Brazil, May 15, 2019 - (B3: EMBR3, NYSE: ERJ). The Company's operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended March 31, 2019 (1Q19), December 31, 2018 (4Q18) and March 31, 2018 (1Q18), are derived from the unaudited financial statements, except annual financial data and where otherwise stated.

REVENUES and gross margin

In 1Q19, Embraer delivered 11 commercial and 11 executive aircraft (8 light jets and 3 large jets), for a total of 22 jets delivered during the quarter. This compares to 1Q18 deliveries of 14 commercial jets and 11 executive jets (8 light jets and 3 large jets). The Company’s first quarter deliveries are generally the lowest in terms of seasonality, and Embraer remains confident in its 2019 guidance for 85 to 95 commercial jet deliveries and 90 to 110 total executive jet deliveries. The Company expects both commercial and executive jet deliveries to increase in upcoming quarters.

Revenues in the period were US$ 823.3 million, representing a year-over-year decline of 14.3% compared to 1Q18, driven by lower deliveries in the Commercial Aviation segment, lower revenues from used jet sales in Executive Jets, and a year-over-year decline across several programs in the Defense & Security segment, which was only partially offset by 2.2% revenue growth in the Services & Support segment.

The Company’s consolidated gross margin increased from 15.6% in 1Q18 to 19.9% in 1Q19, due to improvement in the Defense & Security and Services & Support segments. In 2018, the Defense & Security segment had several non-recurring items and cost base revisions that are not expected to repeat in 2019.

EBIT AND ADJUSTED EBIT

EBIT and EBIT margin as reported in 1Q19 were US$ (15.2) million and -1.8%, respectively. This compares to EBIT of US$ (5.3) million and EBIT margin of -0.6% in 1Q18. The decline in EBIT and EBIT margin as reported is mainly a result of the lower commercial jet delivery volumes and consolidated revenues in 1Q19 which impacted the Company’s fixed cost dilution as compared to 1Q18, partially offset by better Defense & Security and Services & Support profitability. Embraer’s 1Q19 and 1Q18 results do not include any special items.

Administrative expenses in 1Q19 totaled US$ 46.0 million, representing a slight increase from the US$ 44.3 million reported in 1Q18. Selling expenses declined slightly year-over-year, to US$ 70.3 million in 1Q19 from US$ 71.3 million in 1Q18. Research expense was roughly flat, at US$ 9.3 million in 1Q19 versus US$ 9.8 million in 1Q18.

Other operating income (expense), net in 1Q19 was expense of US$ 53.5 million compared to an expense of US$ 29.7 million in 1Q18. The increase in other operating expenses in 1Q19 versus 1Q18 was principally due to a combination of higher impairments on the Company’s portfolio of used commercial jets, higher taxes on intercompany remittances, and separation costs related to the strategic partnership between Embraer and Boeing. Embraer continues to expect 2019 breakeven EBIT including separation costs related to the transaction with Boeing.

net income

Net income (loss) attributable to Embraer shareholders and Earnings (Loss) per ADS for 1Q19 were US$ (42.5) million and US$ (0.23) per share, respectively, compared to US$ (37.0) million in net income (loss) attributable to Embraer shareholders and US$ (0.20) in Earnings (Loss) per ADS in 1Q18. Adjusted net income (loss), excluding deferred income tax and social contribution, was US$ (61.8) million in 1Q19, and adjusted earnings (loss) per ADS was US$ (0.34). This compares to adjusted net income (loss) of US$ (60.5) million and adjusted earnings (loss) per ADS of US$ (0.33) in 1Q18.

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monetary balance sheet accounts and other measures

Embraer finished 1Q19 with a net debt position of US$ 1,103.7 million, compared to the net debt position of US$ 439.9 million at the end of 2018. The Company’s lower net debt position is a result of the Company’s free cash flow usage during the seasonally weak 1Q19 in addition to the payment of debt during the period, as explained further below. Embraer’s total loans position at the end of 1Q19 was US$ 3,587.1 million, declining US$ 60.6 million from the total loans position reported at the end of 2018.

Adjusted net cash generated (used) by operating activities net of adjustments for financial investments was US$ (557.5) million in 1Q19 and adjusted free cash flow for the quarter was US$ (665.3) million. This compares to adjusted net cash generated (used) by operating activities net of financial investments of US$ (315.3) million and adjusted free cash flow of US$ (435.2) million in 1Q18. The principal factors explaining the lower free cash flow in 1Q19 include additional investment in working capital (particularly higher inventories and accounts receivable & contract assets) and no contributions from suppliers to offset development expenditures in 1Q19 as compared to the prior year period.

Net additions to total PP&E for 1Q19 were US$ 42.6 million, versus US$ 39.7 million in net additions reported in 1Q18. Of the total 1Q19 additions to PP&E, CAPEX amounted to US$ 28.1 million and additions of pool program spare parts was US$ 14.5 million. In 1Q19, Embraer invested a total of US$ 65.2 million in product development, principally related to the development of the E-Jets E2 commercial jet program, which continues to progress according to schedule. Development expenditures net of contributions from suppliers in the quarter were also US$ 65.2 million.

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The Company’s total debt decreased US$ 60.6 million to US$ 3,587.1 million at the end of 1Q19 compared to US$ 3,647.7 million at the end of 2018. Short-term debt at the end of 1Q19 was US$ 299.8 million and long-term debt was US$ 3,287.3 million. The average loan maturity of the Company’s debt at the end of 1Q19 was 5.3 years. The cost of Dollar denominated loans at the end of 1Q19 was stable at 5.28% p.a., while the cost of realdenominated loans declined to 2.06% p.a. at the end of 1Q19.

Embraer’s EBITDA over the last 12 months (unadjusted EBITDA LTM) to financial expenses (gross) at the end of 1Q19 declined to 1.2 vs. 1.3 at the end of 2018. At the end of 1Q19, 6.5% of total debt was denominated in Reais.

Embraer’s cash allocation management strategy continues to be one of its most important tools to mitigate exchange rate risks. By balancing cash allocation in Real and Dollar assets, the Company attempts to neutralize its balance sheet exchange rate exposure. Of total cash at the end of 1Q19, 88% was denominated in US Dollars.

Complementing its strategy to mitigate exchange rate risks, the Company entered into financial hedges in order to reduce its cash flow exposure.

The Company’s cash flow exposure is due to the fact that approximately 10% of its net revenues are denominated in Reais while approximately 20% of total costs are denominated in Reais. Having more Real denominated costs than revenues generates this cash flow exposure. For 2019, around 55% of the Company’s Real cash flow exposure is hedged if the US Dollar depreciates below an average rate floor of R$ 3.43. For exchange rates above this level, the Company will benefit up to an average exchange rate cap of R$ 4.10.

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operational balance sheet accounts

As mentioned above, a contributing factor to the higher free cash flow usage in 1Q19 as compared to 1Q18 was a higher level of working capital investment in the current period. Trade accounts receivable and contract assets increased US$ 99.3 million from the end of 2018 to finish 1Q19 at US$ 775.3 million, largely reflecting extended payment cycles from certain customers, particularly in the Defense & Security segment. Also, inventories increased from US$ 2,507.0 million at the end of 2018 to US$ 2,994.2 million at the end of 1Q19, largely reflecting the combination of normal seasonality of aircraft deliveries. In addition, trade accounts payable declined US$ 22.1 million to finish 1Q19 at US$ 870.0 million, further weighing on the Company’s free cash flow in the quarter. Contract liabilities were relatively stable in the quarter at US$ 1,294.4 million. Property, plant and equipment declined US$ 16.5 million to US$ 1,948.2 million at the end of 1Q19, while Intangibles increased US$ 51.9 million to finish the period at US$ 1,950.7 million.

Total Backlog

Considering all deliveries as well as firm orders obtained during the period, the Company’s firm order backlog ended 1Q19 at US$ 16.0 billion.

Segment Results

The Commercial Aviation segment represented 34.1% of consolidated revenues in 1Q19 versus 39.5% of revenues in 1Q18, as the segment’s deliveries declined on a year-over-year basis, from 14 jets to 11 jets. The portion of Executive Jets revenues rose from 13.3% in 1Q18 to 14.2% in 1Q19, on a year-over-year revenue

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decline of 8.2% driven by lower used jet sales. The Defense & Security segment reported a 14.9% decrease in revenues in 1Q19 as compared to 1Q18, and its portion of total Company revenues fell slightly from 22.0% in 1Q18 to 21.8% in 1Q19. Revenues for Services & Support grew 2.2% year-over-year to US$ 244.2 million in the quarter, representing 29.7% of consolidated revenues in 1Q19, compared to 24.9% in 1Q18.

Commercial Aviation

In 1Q19, Embraer delivered 11 commercial jets, as shown in the table below:

During 1Q19, Embraer and SkyWest, Inc. signed a firm order for nine E175 jets, with deliveries expected to begin in 2019. The announcement brings the total number of aircraft ordered by the airline to 158 units since 2013. Including this new contract, Embraer has sold more than 565 E175s to airlines in North America over the same period, representing market share of around 90% of all orders in the 76-seat jet segment.

Also during the quarter, Embraer welcomed Mauritania Airlines as a new operator of the E175. On March 29th, Embraer and Mauritania Airlines celebrated the delivery of the first E175 to Africa. The airline signed a firm order with Embraer for two E175 jets in 2018 for a fleet modernization program. The contract has a value of US$ 93.8 million at current list prices.

At the end of 1Q19, the backlog and cumulative deliveries for Commercial Aviation were as follows:

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Executive JETS

The Executive Jets segment delivered 8 light and 3 large jets, totaling 11 aircraft in 1Q19.

In the first quarter, Embraer delivered the 500th Phenom 300 series business jet. According to a General Aviation Manufacturers Association (GAMA) report, the Phenom 300 is the only business jet model to reach this milestone in the last 10 years. Moreover, the Phenom 300 was confirmed as the world’s most delivered light business jet in 2018, achieving this milestone for the 7th year in a row. Originally launched in 2005, the Phenom 300 has achieved a large share of the light jet market. The aircraft is in operation in more than 30 countries and its fleet has accumulated more than 800,000 flight hours, outperforming the competition with its speed, range, comfort and technology. Embraer is continuously investing in the competitiveness of the Phenom 300 series, with enhancements to its comfort, technology and operational efficiency.

Additionally, in the first quarter, the Praetor 600 prototypes achieved over 370 hours of flight-testing. The Embraer super midsize (Praetor 600) and midsize (Praetor 500) jet models continue on track to receive their Type Certificates during the second and third quarter of 2019, respectively. The Praetor jets will introduce unprecedented range into their categories. More specifically, the Praetor 600 will be the farthest-flying super-midsize business jet, allowing nonstop flights between London and New York. The Praetor 500 will be the fastest midsize aircraft, capable of reaching Europe departing from the west coast of the U.S. with a single stop.

Also in 1Q19, Embraer attended the Australian International Airshow and Aerospace & Defense Exposition, held at Avalon Airport, Geelong, Victoria. During the show, Embraer showcased its Phenom 300E and Legacy 500 aircraft on static display.

Defense & security

During 1Q19, the KC-390 program continued preparation for entry into service, with the first of 28 deliveries to the Brazilian Air Force scheduled for 2019. The flight test campaign, exceeding the 2,000-hour milestone, following achievement of the civil certification in October 2018, shifted its focus to the military certification tests. With certification tests performed at Campo Grande Air Force Base in Brazil and Yuma Proving Ground in the United States, Embraer confirmed the KC-390 design capacity for gravity airdrops of up to 24 cargo containers and low altitude extraction air drops of heavy loads.

In addition, during 1Q19 Embraer and its partner Sierra Nevada Corporation were awarded a contract to deliver 12 A-29 Super Tucano light attack aircraft to the Nigerian Air Force. The contract includes ground training devices, mission planning systems, mission debrief systems, spares, ground support equipment, alternate mission equipment and logistics and field representative support. Also during the period, two A-29 Super Tucano aircraft were delivered to the Light Air Support (LAS) Program of the United States Air Force.

Atech successfully completed the delivery of four mobile command and control and surveillance centers to an African country. Embraer and Atech, as part of the Aguas Azuis Consortium, were selected by the Brazilian Navy as the best offer for supplying four corvette ships, where Atech will be responsible for the armament system, data link and integrated platform system, as well as receiving technology transfer.

Among the first quarter highlights for Savis, in the scope of the Sisfron Project, relevant milestones regarding in-service support for the Network Operations Center (NOC) and Integrated Logistics Support (ILS) were accepted and invoiced. The Brazilian Army proprietary network (Infovia) expansion is a relevant ongoing activity, with nine sites under construction and 48 sites already delivered and in operation.

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Visiona signed a contract with Telebras for support for the operation of the Geostationary Defense and Communications Satellite (SGDC) operation. The company also concluded the Preliminary Design Review (PDR) of the VCUB1 nano-satellite, the first satellite designed by a Brazilian company, and started the project with Embrapa to develop services based on the satellite aimed at the agriculture market.

services & support

In 1Q19, Embraer Services & Support and WDL Aviation GmbH, a German charter and Aircraft, Crew, Maintenance and Insurance (ACMI) company headquartered at Cologne Bonn airport and part of the Zeitfracht logistics group, signed an agreement on a Flight Hour Pool Program to support the airline’s recently leased fleet of four used E190 commercial jets. The pool agreement, which will be in effect during the duration of the lease, covers access to a large stock of components at Embraer’s distribution center in Paris, France, full repair coverage and a selected list of essential components, parts and services to support the start of WDL’s aircraft operations.

Also during the quarter, Embraer and Air Astana, a flag carrier of Kazakhstan, reached a multi-year agreement on a Flight Hour Pool Program to support the component needs for the airline’s new E2 fleet. Currently, the airline operates a fleet of nine E190 aircraft, the first of which was delivered in 2011, when the airline joined the Embraer Pool Program. This agreement extends the pool program for the airline’s new E190-E2 aircraft, which by the end of 2019 will total five leased aircraft.

In addition, during 1Q19 the Embraer Executive Jets Service Center in Sorocaba, Brazil performed the first complete renovation of a Legacy 600 business jet. The used aircraft was purchased by a South American customer who chose to customize the whole aircraft with a new interior, systems upgrades and a new paint scheme. The Company’s service center in Sorocaba started the Interior Shop implementation project in 2018 to expand the portfolio of services offered to Embraer Executive Jets customers.

partnership WITH BOEING

On December 17, 2018, Embraer and Boeing announced that they approved the terms of a strategic partnership that would position both companies to accelerate growth in global aerospace markets. The approved terms define the joint venture comprising the commercial aircraft and services operations of Embraer, in which Boeing will hold an 80 percent ownership stake and Embraer will hold the remaining 20 percent. Under the terms of the proposed partnership, Boeing will acquire an 80 percent ownership stake in the joint venture for an aggregate value of approximately $4.2 billion.

On January 10, 2019, the Brazilian Federal Government confirmed that it will not exercise its veto right with regard to the strategic partnership.

On February 26, 2019, the shareholders of Embraer approved the strategic partnership, which remains subject to the approval by the antitrust authorities of Brazil, the United States of America and other applicable jurisdictions, and the satisfaction of other customary closing conditions.  Until such approvals and the satisfaction of closing conditions, there can be no assurance of the consummation of the transaction or the timing thereof.

Once the transaction has closed, the commercial aviation joint venture will be led by Brazil-based management, including a president and chief executive officer. Boeing will have operational and management control of the new company. Embraer will retain consent rights for certain strategic decisions, such as transfer of operations from Brazil.

On March 20, 2019, John Slattery, current Vice President - Commercial Aviation of Embraer, was announced as president and chief executive officer for the commercial aviation and services joint venture between Boeing and Embraer. The position is subject to formal appointment by the joint venture’s Board of Directors after closing.

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Reconciliation OF IFRS and “non gaap” information

We define Free cash flow as operating cash flow less Additions to property, plant and equipment, Additions to intangible assets, Financial investments and Other assets. Free cash flow is not an accounting measure under IFRS. Free cash flow is presented because it is used internally as a measure for evaluating certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring Embraer's cash position. Free cash flow should not be considered as a measure of the Company's liquidity or as a measure of its cash flow as reported under IFRS. In addition, Free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary expenditures, since the Company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure.  Other companies in the industry may calculate Free cash flow differently from Embraer for purposes of their earnings releases, thus limiting its usefulness for comparing Embraer to other companies in the industry.

EBITDA LTM represents earnings before interest, taxation, depreciation and amortization accumulated over a period of the last 12 months. It is not a financial measure of the Company’s financial performance under IFRS. EBIT as mentioned in this press release refers to earnings before interest and taxes, and for purposes of reporting is the same as that reported on the Income Statement as Operating Profit before Financial Income.

EBIT and EBITDA are presented because they are used internally as measures to evaluate certain aspects of the business. The Company also believes that some investors find them to be useful tools for measuring a Company’s financial performance. EBIT and EBITDA should not be considered as alternatives to, in isolation from, or as substitutes for, analysis of the Company’s financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate EBIT and EBITDA differently from Embraer for the purposes of their earnings releases, limiting EBIT and EBITDA’s usefulness as comparative measures.

Adjusted EBIT and Adjusted EBITDA are non-GAAP measures, and both exclude the impact of several non-recurring items, as described in the tables bellow.

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Adjusted Net Income is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred Income tax and social contribution for the period, as well as removing the impact of non-recurring items. Furthermore, under IFRS for purposes of calculating Embraer’s Income Tax benefits (expenses), the Company is required to record taxes resulting from gains or losses due to the impact of the changes in the Real to the US Dollar exchange rate over non-monetary assets (primarily Inventories, Intangibles, and PP&E). It is important to note that taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the Company’s consolidated Cash Flow statement, under Deferred income tax and social contribution.

Some Financial Ratios based on “non GAAP” information

 (i) Total debt represents short and long-term loans and financing.

(ii) Net cash represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing.

(iii) Total capitalization represents short and long-term loans and financing, plus shareholders equity.

(iv) Financial expense (gross) includes only interest and commissions on loans.

(v) The table at the end of this release sets forth the reconciliation of Net income to adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods.

(vi) Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company’s consolidated Income Statement.

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FINANCial statements

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EMBRAER S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of U.S.dollars)

	(1) Three Months Ended		
	31 Dec, 2018 *	31 Mar, 2018	31 Mar, 2019
Operating activities			
Net income (loss)	4.0	(34.9)	(41.2)
Items not affecting cash and cash equivalents			
Depreciation of property plant and equipment	36.0	42.9	31.2
Realization of government grants	(1.2)	(0.8)	(0.7)
Amortization of intangible assets	37.4	24.2	18.6
Realization contribution from suppliers	(7.8)	(4.0)	(3.7)
Loss (reversal) for inventory obsolescence	(0.7)	1.4	0.4
Adjustment to market value, inventory, property plant and equipment and intangible	73.0	10.3	11.8
Losses on fixed assets disposal	7.6	3.8	2.8
Allowance for doubtful accounts	0.8	(3.7)	(0.8)
Deferred income tax and social contribution	(40.9)	(23.5)	(19.3)
Accrued interest	(7.9)	6.1	3.8
Interest on marketable securities, net	(8.7)	(7.8)	(9.6)
Equity in associates gains and losses	0.2	0.3	-
Share-based remuneration	-	0.1	-
Foreign exchange gain (loss), net	(2.5)	7.0	(8.6)
Mark to market of the residual value guarantees	5.2	2.3	(8.2)
Other	(1.2)	(2.1)	(0.2)
Changes in assets			
Financial investments	(248.9)	629.5	215.0
Derivative financial instruments	(12.4)	(0.7)	1.0
Collateralized accounts receivable and accounts receivable	(418.9)	345.9	1.8
Contract assets	651.1	(471.2)	(107.5)
Customer and commercial financing	3.0	0.6	0.3
Inventories	311.0	(309.9)	(459.9)
Other assets	45.8	(47.2)	36.9
Changes in liabilities			
Trade accounts payable	(68.9)	69.0	(24.1)
Non-recourse and recourse debt	(12.0)	3.0	(5.6)
Other payables	6.2	35.5	(5.4)
Contribution from suppliers	-	67.0	-
Contract liabilities	(57.7)	9.9	66.8
Taxes and payroll charges payable	36.4	(30.6)	(22.5)
Financial guarantees	(3.7)	(7.5)	(4.6)
Other provisions	(5.1)	16.1	(8.7)
Unearned income	4.9	(16.8)	(2.3)
Net cash generated (used) by operating activities	**324.1**	**314.2**	**(342.5)**
Investing activities			
Proceeds from sale of property, plant and equipment	0.1	-	-
Acquisition of property, plant and equipment	(56.7)	(39.7)	(42.6)
Additions to intangible assets	(90.2)	(80.2)	(65.2)
Additions investments in subsidiaries and affiliates	(0.2)	(1.0)	(1.9)
Financial instruments held to maturity	(178.7)	(141.3)	15.5
Net cash used in investing activities	**(325.7)**	**(262.2)**	**(94.2)**
Financing activities			
Repayment of borrowings	(389.6)	(66.2)	(234.7)
Proceeds from borrowings	7.1	46.7	162.5
Dividends and interest on own capital	-	(18.2)	(2.0)
Proceeds from stock options exercised	4.4	2.4	1.2
Lease Payments	-	-	(2.3)
Net cash used by financing activities	**(378.1)**	**(35.3)**	**(75.3)**
Increase (Decrease) in cash and cash equivalents	**(379.7)**	**16.7**	**(512.0)**
Effects of exchange rate changes on cash and cash equivalents	**11.8**	**-**	**1.1**
Cash and cash equivalents at the beginning of the period	**1,648.8**	**1,270.8**	**1,280.9**
Cash and cash equivalents at the end of the period	**1,280.9**	**1,287.5**	**770.0**

(1) Derived from unaudited financial statements.

** Restated 2018 results for new accounting rules (IFRS 15 and IFRS 9)*

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Investor Relations

Eduardo Couto, Chris Thornsberry, Caio Pinez, Nádia Santos, Paulo Ferreira and Viviane Pinheiro.

(+55 12) 3927 1000

investor.relations@embraer.com.br

ri.embraer.com.br

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 1Q19 Results on Wednesday, May 15, 2019 at 10:30 AM (SP) / 9:30 AM (NY). The conference call will also be broadcast live over the web at ri.embraer.com.br

Conference ID: EMBRAER

Telephones USA / Canada: (Toll-free) +1 (844) 204-8942 / (Dial-in) +1 (412) 717-9627

Telephones U.K.: (Toll-free) 0-808-111-0152 / (Dial-in) +44 20 7442-5660

Telephones Brazil: +55 (11) 3193-1001 / +55 (11) 2820-4001

ABOUT EMBRAER

A global aerospace company headquartered in Brazil, Embraer celebrates its 50th anniversary with businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customer after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

For more information, please visit embraer.com

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2019

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer